Exhibit 2.4
EXHIBIT 2.4 DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE U.S. SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2025, Grupo Cibest S.A. had the following series of securities registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the 'Exchange Act'):

Title of each class	Trading Symbol(s)	Name of each exchange on which Registered
American Depositary Shares Preferred Shares	CIB CIB	New York Stock Exchange New York Stock Exchange[1]

Capitalized terms used but not defined herein have the meanings given to them in Grupo Cibest’s annual report on Form 20-F for the fiscal year ended December 31, 2025. References to 'CIB', 'the Company', 'we', 'us', or 'our' in this document refer to Grupo Cibest S.A. only and not to the subsidiaries of Grupo Cibest S.A.
OVERVIEW OF CAPITALIZATION
Grupo Cibest’s bylaws provide for an authorized capital stock of COP 700 billion divided into 1,400,000,000 shares of a par value of COP 500 each, which must belong to one of the following classes: (i) common shares ('Common Shares'), (ii) privileged shares; and (iii) shares with preferred dividend and no voting rights ('Preferred Shares'). Pursuant to Article 8 of the bylaws, all shares issued shall have the same par value. As of December 31, 2025, a total of 509,103,132 Common Shares and 444,111,532 Preferred Shares were registered in Grupo Cibest’s stockholder registry in the name of 52,243 stockholders. A total of 113,309,660 representing 25.51% of Preferred Shares were directly held by the depositary in the United States and were held by 33 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the Preferred Shares and American Depository Shares ('ADSs') are held by nominees, the number of record holders may not be representative of the number of beneficial owners.
PREFERRED SHARES
The following description of Grupo Cibest’s Preferred Shares is a summary of the material terms of the bylaws and Colombian corporate law regarding the Preferred Shares and the holders thereof. The following description is qualified in its entirety by reference to our bylaws (an English translation of which is attached as exhibit to our annual report on Form 20-F for the year ended December 31, 2025, as Exhibit 1.1) and applicable law.
General
Grupo Cibest’s Preferred Shares were approved for issuance from the authorized capital stock and are non-voting (except as described below), non-cumulative Preferred Shares. The Colombian Securities Exchange is the principal non-U.S. trading market for the Preferred Shares and the sole market for the Common Shares. As of December 31, 2025, the market capitalization for Grupo Cibest Preferred Shares based on the closing price in the Colombian Securities Exchange was COP 26,647 billion (Grupo Cibest’s total market capitalization,
1    Grupo Cibest’s Preferred Shares are not listed for trading directly, but only in connection with its American Depositary Shares, which are evidenced by American Depositary Receipts, each representing four preferred shares.

which includes the Common Shares and Preferred Shares, was COP 61,878 billion or USD 16.47 billion as of the same date).
There are no official market makers or independent specialists on the Colombian Securities Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy are not executed. The aggregate equity market capitalization of the Colombian Securities Exchange, as of December 31, 2025, was COP 500,564 billion (USD 133.21 billion), with 75 companies listed as of that date.
Neither the registration of Grupo Cibest Preferred Shares in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) nor the approval of any public offer by the SFC should be understood as a rating or assumption of liability by the SFC with respect to us, the price, quality or the tradability of the securities or of our solvency.
Registration and Transfer
The Preferred Shares are evidenced by a dematerialized global certificate held for custody by Deposito Centralizado de Valores de Colombia - Deceval S.A. ('Deceval'), in registered form without dividend coupons attached. Grupo Cibest maintains a stock registry through Deceval and only those holders listed in that stock registry as holders of Preferred Shares are recognized by Grupo Cibest as holders of Preferred Shares. Each registration or transfer of Preferred Shares will be effected only by the book entry record on such stock registry. Any such registration will be effected without charge to the person requesting such registration, but subject to payment by such person of any taxes, stamp duties or other governmental charges payable in connection therewith. The Bank of New York Mellon, which acts as depositary (the 'Depositary') for our American Depositary Receipts ('ADRs') facility, or the depositary’s nominee shall be the registered holder on behalf of beneficial owners of ADSs representing the Preferred Shares, which shall be deposited with Fiduciaria Bancolombia S.A., as agent of the Depositary (the 'Custodian').
In general, transfers of shares of listed companies in Colombia are required to be effected through the Colombian Securities Exchange. The following transfers, however, are not required to be effected through the Colombian Securities Exchange: (i) transfers between shareholders that have the same beneficial owner provided that such condition is evidenced to the SFC; (ii) transfers by operation of law (such as inheritance, liquidation of companies or judicial decisions, among others); (iii) transfers as payment in kind provided that a one year pre-existence of the payment obligation is evidenced to the SFC; and (iv) transfers whose amount does not exceed the value of 66,000 Unidades de Valor Real (or UVRs), a Colombian inflation-adjusted monetary index calculated by the board of directors of the Central Bank of Colombia (the 'Central Bank') and generally used for pricing home-mortgage loans; as of April 8, 2026 approximately U.S.$ 7,307.96. Neither Grupo Cibest nor the Depositary will be liable for any failure to comply with the ownership limitation or failure to respond to any request for information to determine compliance with the ownership limitation.
Colombian securities regulations forbid a shareholder to pre-arrange transactions on shares of listed companies unless the pre- arrangement is disclosed publicly and to the SFC at least one month in advance.
Voting Rights
The holders of Preferred Shares are not entitled to receive notice of, attend or vote at any general shareholders’ meeting of holders of Common Shares except as described below.
Each Preferred Share entitles its holders to vote on the basis of one vote per share at any general shareholders’ meeting, whenever a shareholders vote is required on the following matters:
(i) when voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose;
(ii) when the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such Preferred Shares shall retain their voting rights until the corresponding dividends have been fully paid to them;

(iii) if at the end of a fiscal year, Grupo Cibest’s profits are not enough to pay the minimum dividend and the SFC, by its own decision or upon request of holders of at least 10% of Preferred Shares, determines that benefits were concealed or shareholders were misled with regard to the benefits received from Grupo Cibest by Grupo Cibest's directors or officers decreasing the profits to be distributed, then, the Superintendency of Companies may resolve that holders of Preferred Shares should participate with speaking and voting rights at the general shareholders’ meeting, in accordance with the terms established by law;

(iv) when the registration of shares at the Colombian Securities Exchange or at the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved;
(v) when voting amendments that could impair the Preferred Shares' rights, or the conversion of the Preferred Shares to Common Shares, a favorable vote of a minimum of 70% of the subscribed capital stock, including the favorable vote of a minimum of 70% of the Preferred Shares, is required; and
(vi) when the general shareholders' meeting order the payment of dividends with issued shares. In this event, the decision shall be approved with a favorable vote of 80% of the Common Shares represented, and 80% of the Preferred Shares subscribed.
Except in the events set forth above, holders of Preferred Shares are not entitled to vote for the election of directors or to influence our management policies.
The holders of Preferred Shares will not be entitled to receive notice of a general meeting of the holders of Common Shares unless they have the right to vote on any of the matters to be addressed at such meeting. Each holder of Preferred Shares shall have the right to vote individually on any of the matters on which the holders of Preferred Shares have voting rights.
In accordance with Grupo Cibest's bylaws, notice of meetings at which holders of Preferred Shares are entitled to vote shall be published in at least one daily newspaper with a wide circulation in Grupo Cibest’s principal place of business, as is the case for any other shareholders’ meeting. Each notice must state: (i) the date of the meeting, (ii) a description of any resolution to be proposed for adoption at the meeting on which the holders of Preferred Shares are entitled to vote and (iii) instructions for the delivery of proxies.
General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Ordinary general shareholders’ meetings are held at least once a year within the three months following the end of the prior fiscal year. Extraordinary general shareholders’ meetings may take place when duly called for a specific purpose, or, without prior notice, when holders representing all outstanding shares entitled to vote on the issues presented are present at the meeting.
Quorum for both ordinary and extraordinary general shareholders’ meetings to be convened at first call requires the presence of two or more shareholders representing at least half plus one of the outstanding shares entitled to vote at the relevant meeting. If a quorum is not present, a subsequent meeting is called at which the presence of one or more holders of shares entitled to vote at the relevant meeting constitutes a quorum, regardless of the number of shares represented.
Ordinary general shareholders' meetings may be called by the board of directors and the CEO. Extraordinary general shareholders' meetings may be called by the board of directors, the CEO or external auditor of Grupo Cibest. In addition, according to Grupo Cibest's bylaws, two or more shareholders representing at least 10% of the outstanding shares have the right to request that a general shareholders meeting be convened.
Notice of ordinary meetings and extraordinary meetings convened to approve year-end balance sheets, increases of authorized capital, reductions of the outstanding capital, mergers, spin-offs, or the assignment of assets, liabilities and contracts representing more than 25% of their total value, or where members are to be elected to the Board of Directors, must be published in one newspaper of wide circulation at Grupo Cibest’s principal place of business at least 15 business days prior to the date set for such meeting. In all other cases, 5 calendar days’ notice will suffice. When calculating these deadlines, neither the day on which the call is issued nor the day of the meeting will be counted.
Except when Colombian law or Grupo Cibest's bylaws require a special majority, action may be taken at a general shareholders’ meeting by the vote of two or more shareholders representing a majority of Common Shares present. Pursuant to Colombian law and/or Grupo Cibest's bylaws, special majorities are required to adopt the following resolutions:
(i) a favorable vote of at least 70% of the Common Shares represented at a general shareholders’ meeting is required to approve the issuance of shares without preemptive rights available to the shareholders;
(ii) a favorable vote of at least 78% of Common Shares represented at a general shareholders’ meeting is required to decide not to distribute as dividend at least 50% of the annual net profits of any given fiscal year;
(iii) a favorable vote of at least 80% of the holders of Common Shares represented at a general shareholders’ meeting, and 80% of the holders of outstanding Preferred Shares is required to approve the payment dividend in shares; and
(iv) a favorable vote of at least 70% of the holders of Common Shares and of outstanding Preferred Shares is required to effect a decision to impair the conditions or rights established for such Preferred Shares, or a decision to convert Preferred Shares into Common Shares.
Dividends
The holders of Common Shares are entitled to receive dividends declared by the general shareholders' meeting out of legally available profits.
Under the Colombian Commerce Code, at least 50% of Grupo Cibest's annual net profits must be distributed to shareholders unless a higher majority of 78% of the Common Shares represented at the meeting approves a lower distribution. If total amount of reserves exceed paid-in capital, the minimum distribution increases to 70%.
Therefore, Grupo Cibest's, annual net profits are applied as follows:
(i) first, once the balance sheet has been approved, the appropriation for the payment of taxes of the corresponding taxable year has been made, 10% of net profits is allocated to the legal reserve until such reserve is equal to at least 50% of our paid-in capital;
(ii) second, payment of the minimum dividend on the Preferred Shares; and
(iii) third, the remainder is allocated as determined by the shareholders upon the recommendation of the Board of Directors and CEO.
In accordance with Colombian law and Grupo Cibest's bylaws, the dividends payable to the holders of Common Shares cannot exceed the dividends payable to holders of the Preferred Shares.
Holders of Preferred Shares are entitled to receive dividends based on the profits of Grupo Cibest from the preceding fiscal year, after deducting losses affecting the capital and allocating the legally required reserve, but before creating or accruing for any other reserve. Holders of Preferred Shares are entitled to a minimum preferred dividend equal to 1% yearly of the subscription price per share, provided this dividend is higher than the dividend assigned to Common Shares. If the dividend declared on Common Shares exceeds the minimum preferred dividend, the dividend payable on the Preferred Shares will be increased to equal the per share dividend on the Common Shares.

Payment of the preferred dividend shall be made at the time and in the manner established by the general shareholders’ meeting and in the priority indicated by Colombian law.
The general shareholders’ meeting may allocate a portion of the profits to welfare, education or civic services, or to support economic organizations of Cibest Corporate Group's employees.
The dividend payments may be made in installments which must be approved at the ordinary general shareholders’ meeting. In the general shareholders’ meeting, shareholders will determine the effective date, the system and the place for payment of dividends.
Dividends declared on the Preferred Shares will be payable to the record holders of those shares, as they appear on our stock registry, on the appropriate record dates as determined by the general shareholders’ meeting. Generally, any stock dividend payable by us to the holders of Preferred Shares will be paid in Preferred Shares. However, the general shareholders’ meeting may authorize the payment in Common Shares to all shareholders. Any in-kind dividend payable in shares requires the approval of 80% or more of the voting interest of the Common Shares present at a shareholders’ meeting and the approval of 80% or more of the voting interest of the outstanding Preferred Shares. In the event that such voting majority is not obtained, shareholders may individually elect to receive a stock dividend or in cash.
Liquidation Rights
Grupo Cibest will be dissolved if certain events take place, including the following:
(i) our term of existence, as stated in the by-laws, expires without being extended by the shareholders prior to its expiration date;
(ii) by reduction of the number of stockholders below the number required by the law for its establishment and operation;
(iii) by decision of the general shareholders’ meeting; and
(iv) in certain other events expressly provided for by Colombian law and our bylaws.
Upon dissolution, a liquidator must be appointed by the general shareholders’ meeting to wind up our affairs.
Upon liquidation, holders of fully paid Preferred Shares will be entitled to receive in pesos, out of the surplus assets available for distribution to shareholders, pari passu with any of the other shares ranking at that time pari passu with the Preferred Shares, an amount equal to the nominal value of those Preferred Shares before any distribution or payment may be made to holders of Common Shares or any other shares at that time ranking junior to the Preferred Shares with regard to participation in our surplus assets. If, upon any liquidation, the assets that are available for distribution among the holders of Preferred Shares and liquidation parity shares are insufficient to pay in full their respective liquidation preferences, then those assets will be distributed among those holders pro-rata in accordance with the respective liquidation preference amounts payable to them.
Subject to the preferential liquidation rights of holders of Preferred Shares, all fully paid Common Shares will be entitled to participate equally in any distribution upon liquidation. Partially paid Common Shares must participate in a distribution upon liquidation in the same proportion that those shares have been paid at the time of the distribution.
To the extent there are surplus assets available for distribution after full payment to the holders of Common Shares of the nominal value of the Common Shares, the surplus assets will be distributed among all holders of shares of capital stock pro-rata in accordance with their respective holdings of shares.
Preemptive Rights and Other Anti-Dilution Provisions

Pursuant to the Colombian Commerce Code, Grupo Cibest is allowed to have an amount of outstanding capital stock equal to or smaller than the authorized capital stock set out in the bylaws. Under Grupo Cibest bylaws, the holders of Common Shares determine the amount of authorized capital stock, and the board of directors has the power to (a) order the issuance and regulate the terms of subscription of Common Shares up to the total amount of authorized capital stock and (b) regulate the issuance of Preferred Shares, when expressly delegated by the general shareholders’ meeting. The issuance of Preferred Shares must always be first approved by the general shareholders’ meeting, which shall determine the nature and extent of any privileges, according to Grupo Cibest bylaws and Colombian law.
At the time a Colombian company is formed, its outstanding capital stock must represent at least 50% of the authorized capital. Any increases in the authorized capital stock or decreases in the outstanding capital stock must be approved by the majority of shareholders required to approve a general amendment to the by-laws.
Grupo Cibest’s by-laws and Colombian law require that, whenever Grupo Cibest issues new shares of any outstanding class, Grupo Cibest must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock. These rights are called preemptive rights.
Shareholders at a general shareholders’ meeting may suspend preemptive rights with respect to a particular capital increase by a favorable vote of at least 70% of the Common Shares represented at a general shareholders’ meeting. Preemptive rights must be exercised within the period stated in the share placement terms of the increase, which cannot be shorter than 15 business days following the publication of the notice of the public offer of that capital increase. From the date of the notice of the share placement terms, preemptive rights may be transferred separately from the corresponding shares.
The SFC will authorize decreases in the outstanding capital stock decided by the holders of Common Shares only if:
(i) Grupo Cibest has no liabilities;
(ii) Grupo Cibest creditors consent in writing; or
(iii) the outstanding capital stock remaining after the reduction represents at least twice the amount of Grupo Cibest’s liabilities.
Other Provisions
Limits on the Issuance of Shares with Preferred Dividends and No Voting Rights
Preferred Shares may not represent more than 50% of the outstanding capital.
Limits on Purchases and Sales of Capital Stock by Related Parties
Pursuant to the Colombian Commerce Code, the members of Grupo Cibest's Board of Directors and certain of Grupo Cibest's senior management may not, directly or indirectly, buy or sell shares of Grupo Cibest's capital stock while they hold their positions, except when dealing on a non-speculative basis and in that case they need to obtain the prior authorization of the Board of Directors passed with the vote of two thirds of its members, (excluding, in the case of transactions by a director, such director’s vote) or when deemed relevant by the Board of Directors with the authorization of the shareholders meeting the affirmative vote of the ordinary majority foreseen in the bylaws.
No Redemption Provisions
Under Colombian law, Grupo Cibest may repurchase shares of its capital stock, as long as any repurchases are approved at a shareholders' meeting and the repurchases meet certain Colombian law requirements.
AMERICAN DEPOSITARY SHARES

The following section summarizes the material provisions of the Amended and Restated Deposit Agreement, dated as of May 16, 2025, entered into by Grupo Cibest, the Depositary and the owners and beneficial owners from time to time of ADRs, (the 'Deposit Agreement'), pursuant to which the ADSs are issued.
As of December 31, 2025, Grupo Cibest had 444,111,532 Preferred Shares outstanding. A total of 113,309,660 representing 25.51% of Preferred Shares were part of the ADR program and were held by 33 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the Preferred Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities. ADRs evidencing ADSs are deliverable by The Bank of New York Mellon, as the Depositary pursuant to the Deposit Agreement. Each ADS represents four Preferred Shares or evidences the right to receive four Preferred Shares.
Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary (the 'Corporate Trust Office'), currently located at 101 Barclay Street, New York, New York 10286, and at the office of the Custodian, currently located at Carrera 48 # 26-85, Medellin, Colombia or Calle 28 # 13a-75, Edificio Atrio, Bogota, Colombia. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286. The Deposit Agreement is also an exhibit to our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on April 28, 2022.
Restrictions Regarding Foreign Investment in Colombia
The following includes a brief summary of certain restrictions on foreign investment in Colombia and does not purport to be complete.
Colombia’s International Investment Regime, Part 17 of Decree 1068 of 2015, as amended (the 'International Investment Regime') regulates the manner in which nonresident entities and individuals can invest in Colombia and participate in the Colombian securities markets. Among other requirements, the regime mandates the registration of certain foreign exchange transactions with the Central Bank and specifies procedures to authorize and administer certain types of foreign investments. International investments are regulated by the Central Bank by means of External Resolution 1 of 2018 and External Circular DCIP 83, both as amended, which set forth in detail the regulation and procedures regarding foreign investment in Colombia.
Investors who wish to hold Grupo Cibest's ADSs will be required to submit to the Custodian certain information and comply with certain registration procedures required under the foreign investment regulations in connection with foreign exchange controls regarding currency conversion (generally COP/USD, related to the foreign investment). Holders of ADRs who wish to withdraw the underlying Preferred Shares will also have to comply with certain registration and reporting procedures. See 'Deposit, Transfer and Withdrawal' below. Under Colombian foreign investment regulations, the failure of a non-Colombian resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank, on a timely basis, may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine.
Approval was obtained from the SFC for the depositary facility established for Bancolombia ADSs as an institutional fund pursuant to the International Investment Regime. In addition, the SFC authorized the initial and subsequent deposits of Preferred Shares with the custodian for the purposes of issuing Bancolombia ADSs. Under such law, the custodian acted as the local administrator of such fund and had certain reporting obligations to the Central Bank and to the SFC. A subsequent approval of the SFC was not required in connection with the establishment of Grupo Cibest ADS facility.
Deposit, Transfer and Withdrawal
The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery to the Custodian of Preferred Shares (or evidence of rights to receive Preferred Shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver an ADR or ADRs, registered in the name or names of the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Preferred Shares with the Depositary. Such ADR or ADRs shall evidence any authorized number of ADSs requested by such person or persons and shall be executed and delivered at the Depositary’s Corporate Trust Office. Each deposit must be accompanied by a written notice describing the price paid for the Preferred Shares being deposited (including any commissions paid to a securities broker in Colombia) in order to enable the Custodian to comply with the foreign exchange regulations of the Central Bank with respect to the fund or such other matters as may be required from time to time under applicable Colombian law.
Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the deposited securities represented by the ADSs evidenced by such ADR, and upon payment of the fees of the Depositary for the surrender of ADRs, governmental charges and taxes provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, our bylaws and the terms of the deposited securities, the owner of such ADR will be entitled to delivery, to such owner or upon his order, of the amount of deposited securities at the time represented by the ADS or ADSs evidenced by such ADR. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the owner. Any non-resident owner or beneficial owner requesting withdrawals of Preferred Shares or other deposited securities upon surrender of ADRs must deliver to the Depositary a written notice specifying either that those Preferred Shares or other deposited securities:
(i) have been or are to be sold in Colombia simultaneously with such withdrawal of the Preferred Shares or other deposited securities; or
(ii) are to be held by such owner or beneficial owner, or to its order, without sale, in which case such owner or beneficial owner must acknowledge its obligations to register its investment under the foreign investment regulations, if applicable, and make the required foreign exchange report to the Central Bank.
Such non-resident withdrawing owner or beneficial owner must also deliver or cause to be delivered to the Central Bank a written notice relating to the sales price realized (net of sales commissions paid or payable to a Colombian securities broker) in respect of the sale of Preferred Shares (or other deposited securities, as the case may be) and such other certifications as may be required from time to time under applicable Colombian law.
A non-resident owner or beneficial owner who withdraws Preferred Shares or other deposited securities to or for his own account or for the account of a nonresident third party and who does not sell or cause to be sold such Preferred Shares or other deposited securities in Colombia simultaneously with such withdrawal will be subject to the foreign investment regulations and will be required individually to comply with one of the authorized forms of foreign investment in securities of Colombian issuers described below:
(i) investment through an institutional fund; or
(ii) investment through an individual fund.
Such owner, beneficial owner or third party may be required to register its foreign capital investment in the Preferred Shares (i.e., the purchase price of Preferred Shares plus any securities brokerage commissions paid to Colombian brokers) deposited pursuant to the terms of the Deposit Agreement by or on behalf of such owner or beneficial owner, or the purchase price of ADSs, if ADSs were purchased from a prior owner or beneficial owner thereof, with the Central Bank, in accordance with the requirements of the applicable exchange declaration.
Non-resident owners or beneficial owners should consult with their investment advisers prior to any withdrawal of Preferred Shares in the event that such securities may not be sold or held by such owner or beneficial owner in Colombia at the time of such withdrawal. Neither we, the Depositary nor the Custodian will have any liability or responsibility whatsoever under the Deposit Agreement or otherwise for any action or failure to act by any owner or beneficial owner relating to its obligations under the foreign investment regulations or any other Colombian law or regulation relating to foreign investment in Colombia in respect of a withdrawal or sale of Preferred Shares or other deposited securities, including, without limitation, any failure to comply with a requirement to register such investment pursuant to the terms of the foreign investment regulations prior to such withdrawal or any failure to report foreign exchange transactions to the Central Bank, as the case may be. In addition, the Deposit Agreement provides that the owner or beneficial owner will be responsible for reporting of any false information relating to foreign exchange transactions to the Custodian or the Central Bank in connection with deposits or withdrawals of Preferred Shares or other deposited securities.
Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, unless requested by us to cease doing so, the Depositary may deliver ADRs prior to the receipt of preferred shares (a 'Pre-release') and deliver shares upon the receipt and cancellation of ADRs which have been Pre-released, whether or not such cancellation is prior to the satisfaction of that Pre-release or the Depositary knows that any ADR has been Pre-released.
The Depositary may receive ADRs in lieu of Preferred Shares in satisfaction of a Pre-release. Each Pre-release must be:
(i) preceded or accompanied by a written representation from the person to whom the ADRs or Preferred Shares are to be delivered that such person, or its customer, beneficially owns the Preferred Shares or ADRs to be remitted, as the case may be, and assigns all beneficial right, title, and interest in such Preferred Shares or ADRs to the Depositary;
(i) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate;
(ii) terminable by the Depositary on not more than five business days’ notice; and
(iii) subject to such further indemnities and credit regulations as the Depositary deems appropriate.
Dividends, Other Distributions and Rights
Subject to any restrictions imposed by Colombian law, regulations or applicable permits, the Depositary is required, as promptly as practicable:
(i) to convert or cause to be converted into U.S. dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting U.S. dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than U.S. dollars, including pesos ('Foreign Currency'), that it receives in respect of the deposited Preferred Shares; and
(ii) to distribute, as promptly as practicable, the resulting U.S. dollar amount (net of reasonable and customary expenses incurred by the Depositary in converting such Foreign Currency) to the owners entitled thereto, in proportion to the number of ADSs representing such deposited securities evidenced by ADRs held by them, respectively.
If the Depositary determines that in its judgment any Foreign Currency received by the Depositary or the Custodian cannot be converted on a reasonable basis into U.S. dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the Foreign Currency received by the Depositary or the Custodian to, or in its discretion may hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the owners entitled to receive the same. If any such conversion of foreign currency, in whole or in part, cannot be distributed to some of the owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in U.S. dollars to the extent permissible to the owners entitled thereto, and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of, the owners entitled thereto.
If we declare a dividend in, or a free distribution of, Preferred Shares, the Depositary may, and will if we request, distribute to the owners of outstanding ADRs entitled thereto additional ADRs evidencing an aggregate number of ADSs that represents the amount of Preferred Shares received as such dividend or free distribution, in proportion to the number of ADSs evidenced by the ADRs held by them, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Preferred Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary. The Depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from us that such distribution does not require registration under the U.S. Securities Act of 1933, as amended (the 'Securities Act'), or is exempt from registration under the provisions of the Securities Act. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Preferred Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thenceforth also represent the additional Preferred Shares distributed upon the deposited securities represented thereby.
If we offer or cause to be offered to the holders of any deposited securities any rights to subscribe for additional Preferred Shares or any rights of any other nature, the Depositary will have discretion as to the procedure to be followed in making such rights available to any owners of ADRs or in disposing of such rights for the benefit of any owners and making the net proceeds available in U.S. dollars to such owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any owners or dispose of such rights and make the net proceeds available to such owners, then the Depositary shall allow the rights to lapse; provided, however, if at the time of the offering of any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all owners or to certain owners but not to other owners, the Depositary may distribute to any owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such owner, warrants or other instruments therefor in such form as it deems appropriate. If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to certain owners, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales for the account of such owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such owners because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise.
In circumstances in which rights would not otherwise be distributed, if an owner of ADRs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such owner, the Depositary will make such rights available to such owner upon written notice from us to the Depositary that:
(i) we have elected in our sole discretion to permit such rights to be exercised; and
(ii) such owner has executed such documents as we have determined in our sole discretion are reasonably required under applicable law.
Upon instruction pursuant to such warrants or other instruments to the Depositary from such owner to exercise such rights, upon payment by such owner to the Depositary for the account of such owner of an amount equal to the purchase price of the Preferred Shares to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such owner, exercise the rights and purchase the Preferred Shares, and we will cause the Preferred Shares so purchased to be delivered to the Depositary on behalf of such owner. As agent for such owner, the Depositary will cause the Preferred Shares so purchased to be deposited, and will execute and deliver ADRs to such owner, pursuant to the Deposit Agreement.

The Depositary will not offer rights to owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all owners or are registered under the provisions of the Securities Act; provided, that nothing in the Deposit Agreement will create, or be construed to create, any obligation on our part to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If an owner of ADRs requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary will not effect such distribution unless it has received an opinion from recognized counsel in the United States for Grupo Cibest upon which the Depositary may rely that such distribution to such owner is exempt from such registration. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to owners in general or any owner in particular.
Although Colombian law permits preemptive rights to be transferred separately from the Preferred Shares to which such rights relate, a liquid market for preemptive rights may not exist, and this may adversely affect the amount the Depositary would realize upon disposal of such rights.
Whenever the Depositary receives any distribution other than cash, Preferred Shares or rights in respect of the deposited securities, the Depositary will cause the securities or property received by it to be distributed to the owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that we or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to owners or beneficial owners) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purposes of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the depositary) will be distributed by the Depositary to the owners entitled thereto as in the case of a distribution received in cash.
If the Depositary determines that any distribution of property (including Preferred Shares and rights to subscribe therefor) is subject to any taxes or other governmental charges which the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amount and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges and the depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the owners entitled thereto in proportion to the number of ADSs held by them, respectively.
Changes Affecting Deposited Preferred Shares
Upon any change in nominal or par value, stock split, consolidation or any other reclassification of deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us or to which we are a party, any securities which shall be received by the Depositary or Custodian in exchange for, in conversion of, or in respect of deposited securities will be treated as new deposited securities under the Deposit Agreement, and the ADSs will thenceforth represent, in addition to the existing deposited securities, the right to receive the new deposited securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, and will, if we so request, execute and deliver additional ADRs as in the case of a distribution in Preferred Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new deposited securities.
Record Dates
Whenever:

(i) any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made;
(ii) rights shall be issued with respect to the deposited securities;
(iii) for any reason the Depositary causes a change in the number of Preferred Shares that are represented by each ADS;
(iv) the Depositary shall receive notice of any meeting of holders of Preferred Shares or other deposited securities; or
(v) the Depositary shall find it necessary or convenient,
the Depositary will fix a record date,
(a) for the determination of the owners who will be (A) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or (B) entitled to give instructions for the exercise of voting rights at any such meeting; or
(b) on or after which each ADS will represent the changed number of Preferred Shares, all subject to the provisions of the Deposit Agreement.
Voting of Deposited Securities
Holders of Preferred Shares, and consequently holders of ADS, have very limited voting rights. See “Preferred Shares --Voting Rights” above.
In the event holders of Preferred Shares are entitled to vote, upon receipt of notice of any meeting or solicitation of consents or proxies of holders of Preferred Shares or other deposited securities, if requested in writing by us, the Depositary will, as soon as practicable thereafter, mail to all owners a notice, the form of which notice will be in the sole discretion of the Depositary, containing:
(i) the information included in such notice of meeting received by the Depositary from us;
(ii) a statement that the owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Colombian law and of our bylaws, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Preferred Shares or other deposited securities represented by their respective ADSs; and
(iii) a statement as to the manner in which such instructions may be given.
Upon the written request of an owner on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Preferred Shares or other deposited securities represented by the ADSs evidenced by such ADRs in accordance with the nondiscretionary instructions set forth in such request. The Depositary will not vote or attempt to exercise the right to vote that attaches to the Preferred Shares or other deposited securities other than in accordance with such instructions. If the Depositary does not receive instructions from the owner on or before the date established by the Depositary for such purpose, the Depositary shall take such action as is necessary, upon our request, subject to applicable law, the bylaws and the terms and conditions of the deposited securities, to cause the underlying Preferred Shares to be counted for purposes of satisfying applicable quorum requirements.
There can be no assurance that the owners generally or any owner in particular will receive the notice described above sufficiently prior to the date established by the Depositary for the receipt of instructions to ensure that the Depositary will in fact receive such instructions on or before such date.
Reports and Other Communications

The Depositary makes available for inspection by ADR owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from us, which are both:
(i) received by the Depositary as the holder of the Preferred Shares or other deposited securities; and
(ii) made generally available to the holders of such Preferred Shares or other deposited securities by us.
The Depositary will also send to the owners copies of such reports and communications furnished by us pursuant to the Deposit Agreement. Any such reports and communications including any proxy soliciting material furnished to the Depositary by us will be furnished in English when so required pursuant to any regulations of the SEC.
Amendment and Termination of the Deposit Agreement
The form of ADRs and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between us and the Depositary in any respect which they may deem necessary or desirable without the consent of the owners of ADRs; provided, however, that any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other expenses), or which otherwise prejudices any substantial existing right of ADR owners, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of any amendment given to the owners of outstanding ADRs. Every owner of an ADR, at the time any amendment becomes effective, will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will such amendment impair the right of the owner or any ADR to surrender such ADR and receive therefor the Preferred Shares or other deposited securities represented thereby, except to comply with mandatory provisions of applicable law.
The Depositary will at any time at our direction terminate the Deposit Agreement by mailing notice of such termination to the owners of the ADRs then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to us and the owners of all ADRs outstanding if, at any time after 90 days have expired after the Depositary has delivered to us a written notice of its election to resign, a successor depositary has been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. If any ADRs remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter shall discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the owners thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to the deposited securities, the sale of rights and other property and the delivery of underlying Preferred Shares or other deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the deposited securities then held thereunder and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro-rata benefit of the owners that have not theretofore surrendered their ADRs, such owners thereupon becoming general creditors of the Depositary with respect to such proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADR and any applicable taxes or other governmental charges).
Charges of Depositary
The Depositary will charge any party depositing or withdrawing Preferred Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADRs pursuant to the Deposit Agreement) where applicable:
(i) taxes and other governmental charges,
(ii) such registration fees as may from time to time be in effect for the registration of transfers of ADSs generally on the ADS register of the issuer or foreign registrar and applicable to transfers of ADSs to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals,
(iii) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement,
(iv) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to the Deposit Agreement,
(v) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs pursuant to the Deposit Agreement, and for the surrender of ADRs pursuant to the Deposit Agreement,
(vi) a fee of $1.50 or less per certificate for an ADR or ADRs for transfers made pursuant to the Deposit Agreement, and
(vii) a fee for, and deducted from, the distribution of proceeds of the sale of rights pursuant to the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of ADSs received upon the exercise of such rights, but which rights are instead sold and the proceeds of such sale distributed by the Depositary to owners.
The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities issued by us and our affiliates and in ADRs.
Liability of Owner for Taxes
If any tax or other governmental charge shall become payable by the Custodian or the Depositary with respect to any ADR of any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary. The Depositary may refuse to effect any transfer of such ADR or any withdrawal of deposited securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the owner or beneficial owner thereof any part or all of the deposited securities underlying such ADR and may apply such dividends, distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the owner or beneficial owner of such ADR will remain liable for any deficiency.
General
Neither the Depositary nor we nor any of our respective directors, employees, agents or affiliates will be liable to any owner or beneficial owner of ADRs, if by reason of any provision of any present or future law or regulation of the United States, Colombia or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of our bylaws, or by reason of any provision of any securities issued or distributed by us, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or us or any of our respective directors, employees, agents or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement or the deposited securities it is provided will be done or performed; nor will the Depositary or us incur any liability to any owner or beneficial owner of any ADR by reason of any non- performance or delay, caused as aforesaid, in the performance of any set or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering or distribution pursuant to the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to owners, and the Depositary may not dispose of such distribution or offering on behalf of such owners and make the net proceeds available to such owners, then the Depositary will not make such distribution or offering, and will not allow the rights, if applicable, to lapse.
Neither we nor the Depositary assumes any obligation, nor we or the Depositary will be subject to any liability under the Deposit Agreement to owners or beneficial owners of ADRs, except that we and the depositary agree to perform our respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.
The ADRs are transferable on the books of the Depositary, provided, that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties or upon our written request. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of any deposited securities, the Depositary, the Custodian or the registrar may require payment from the person representing the ADR or the depositor of the Preferred Shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock, transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Preferred Shares being deposited or withdrawn) and payment of any applicable fees payable by the holders of ADRs. The Depositary may refuse to deliver ADRs, to register the transfer of any ADR or to make any distribution on, or related to, Preferred Shares until it has received such proof of citizenship or residence, exchange control approval, approval or registration under the foreign investment regulations or other information as it may deem necessary or proper. The delivery, transfer, registration of transfer of outstanding ADRs and surrender of ADRs generally may be suspended or refused during any period when our or the Depositary’s transfer books are closed or if any such action is deemed necessary or advisable by us or the Depositary, at any time or from time to time.
The Depositary keeps books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times are open for inspection by the owners, provided, that such inspection is not for the purpose of communicating with owners in the interest of a business or object other than our business or a matter related to the Deposit Agreement or the ADRs.
The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.